Hydro One Reports Third Quarter Results

The Company advanced its transmission portfolio by reaching regulatory settlements-in-principle and securing a significant government approval.

TORONTO, November 7, 2024 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2024.
Third Quarter Highlights
•Third quarter basic earnings per share (EPS) of $0.62 compares to EPS of $0.60 for the same period in 2023.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2024 transmission and distribution rates, as well as higher average monthly peak demand and energy consumption, which were partially offset by higher income tax expense, higher depreciation, amortization and asset removal costs and higher financing charges.
•Subsequent to the quarter end, Hydro One filed settlement proposals with the OEB for the 5-year rate applications for its B2M Limited Partnership and the Niagara Reinforcement Limited Partnership and has also reached a settlement-in-principle for its Chatham to Lakeshore Transmission Line Project, with plans to file the proposal soon.
•Subsequent to quarter end, the government approved the Environmental Assessment Report for the Waasigan Transmission Line.
•Hydro One sent approximately 150 skilled employees and equipment to Georgia and Florida to help restore power alongside crews from local utilities following the devastating effects of Hurricane Helene and Milton, respectively.
•Hydro One employees donated generously and contributed more than 4,500 volunteer hours in their communities through the annual “Power to Give” campaign.
•Hydro One was also a recipient of the Powerline Safety Award from the Electrical Safety Authority in recognition for its role in the execution of a large-scale project in Southwestern Ontario.
•Hydro One has been recognized by Newsweek and Statista as one of Canada’s Most Responsible Companies for 2025.
•The Company priced an offering of $1.2 billion aggregate principal amount of Medium-Term Notes under its Sustainable Financing Framework.
•The Company's capital investments and in-service additions for the quarter were $773 million and $597 million, respectively, compared to $638 million and $699 million in 2023.
•Quarterly dividend declared at $0.3142 per share, payable December 31, 2024.

“Hydro One plays a critical role in supporting the electrification and economic growth in Ontario. Whether it's through our investments in transmission and distribution systems, or enhancing the energy storage solutions, we are building a stronger grid to power Ontario’s future. Together with industry and Indigenous communities, we will ensure a resilient and sustainable energy system for our children and grandchildren,” said David Lebeter, President and Chief Executive Officer of Hydro One.

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2024	2023	2024	2023

Revenues	2,192	1,934	6,389	5,865
Purchased power	1,047	854	3,083	2,662
Revenues, net of purchased power[1]	1,145	1,080	3,306	3,203
Net income attributable to common shareholders	371	357	956	904

Basic EPS	$0.62	$0.60	$1.60	$1.51
Diluted EPS	$0.62	$0.59	$1.59	$1.51

Net cash from operating activities	623	642	1,831	1,644
Capital investments	773	638	2,264	1,786
Assets placed in-service	597	699	1,363	1,349

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,694	22,588	21,080	20,916
Distribution: Electricity distributed to Hydro One customers (GWh)	7,691	7,225	23,274	22,579
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2024 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $371 million during the quarter, compared to $357 million in the same period of 2023. This resulted in EPS of $0.62, compared to EPS of $0.60 in the prior year.
Revenues of $2,192 million for the third quarter were $258 million higher than revenues for the third quarter of 2023. Revenues, net of purchased power1 of $1,145 million for the third quarter were $65 million higher than revenues, net of purchased power1 for the third quarter of 2023. The increase is mainly attributable to higher revenues resulting from OEB-approved 2024 rates, higher average monthly peak demand and higher energy consumption.
Operation, maintenance and administration costs in the third quarter of 2024 were comparable to the prior year, primarily due to higher work program expenditures, partially offset by regulatory adjustments, including the forecasted regulatory recovery of certain costs in accordance with the OEB-approved Getting Ontario Connected Act Variance Account, and lower corporate support costs.
Financing charges in the third quarter of 2024 were higher than the prior year primarily due to higher interest on long-term debt, partially offset by lower average volume of short-term notes outstanding and higher capitalized interest.
Depreciation, amortization and asset removal costs for the third quarter of 2024 were higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the third quarter of 2024 was higher than the prior year primarily due to lower deductible timing differences and higher pre-tax earnings.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $773 million during the third quarter of 2024 and placed $597 million of new assets in-service.
Selected Operating Highlights
Hydro One Inc. received approval from the Ministry of the Environment, Conservation and Parks on the final Environmental Assessment Report for the Waasigan Transmission Line project. The approval paves the way for construction of the line that will be completed in two phases. Phase one is a new double-circuit 230 kilovolt (kV) transmission line from the Lakehead Transmission Station (TS) in Shuniah to Mackenzie TS in Atikokan, with planned in service as close to the end of 2025 as possible. Phase two is a new single-circuit 230 kV transmission line from Mackenzie TS to Dryden TS in Dryden which is targeted to be in service in 2027. The project is being built in partnership with nine First Nations that have agreements in place to invest in a 50 per cent equity stake in the transmission line component of the project. The project is expected to bring an additional 350 megawatts of electricity to the region to meet the current and future energy needs of Ontario’s northwest communities.
Approximately 150 Hydro One employees and equipment were dispatched to Georgia and Florida to help restore power, alongside crews from various utilities in the United States (U.S.), following the devastating effects of Hurricane Helene and Milton. The storms caused widespread destruction and power outages across the southeastern U.S. As part of the North Atlantic Mutual Assistance Group, Hydro One has a reciprocal agreement in place with North American utilities to provide assistance during significant power outages.
Hydro One’s wholly-owned subsidiary, Hydro One Inc. completed an offering of $1.2 billion of Medium-Term Notes consisting of $700 million aggregate principal amount of 4.25% Medium-Term Notes, Series 60, due 2035 and an additional $500 million aggregate principal amount of 4.85% Medium-Term Notes, Series 58, due 2054. The net proceeds from the issuance of the Notes represent the issuance of Medium-term notes pursuant to Hydro One’s Sustainable Financing Framework. Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework.
Common Share Dividends
Following the conclusion of the third quarter, on November 6, 2024, the Company declared a quarterly cash dividend to common shareholders of $0.3142 per share to be paid on December 31, 2024 to shareholders of record on December 11, 2024.

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Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2024	2023	2024	2023

Revenues
Transmission	628	594	1,764	1,708
Distribution	1,551	1,329	4,592	4,123
Other	13	11	33	34
Total revenues	2,192	1,934	6,389	5,865

Revenues, net of purchased power[1]
Transmission	628	594	1,764	1,708
Distribution	504	475	1,509	1,461
Other	13	11	33	34
Total revenues, net of purchased power[1]	1,145	1,080	3,306	3,203

Operation, maintenance and administration costs
Transmission	113	111	347	358
Distribution	155	162	517	535
Other	26	20	71	64
Total operation, maintenance and administration costs	294	293	935	957

Income (loss) before financing charges and income tax expense
Transmission	378	351	1,013	964
Distribution	224	199	623	572
Other	(14)	(11)	(45)	(37)
Total income (loss) before financing charges and income tax expense	588	539	1,591	1,499

Capital investments
Transmission	461	384	1,384	1,055
Distribution	309	249	872	714
Other	3	5	8	17
Total capital investments	773	638	2,264	1,786

Assets placed in-service
Transmission	323	331	677	659
Distribution	270	350	675	665
Other	4	18	11	25
Total assets placed in-service	597	699	1,363	1,349
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s third quarter 2024 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2023 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2024 results teleconference with the investment community will be held on November 7, 2024 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIbaf24d0a06d641b3b7b02e2cb884ab33) prior to the scheduled start time to access Hydro One’s third quarter 2024 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.
Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Revenues	2,192	1,934	6,389	5,865
Less: Purchased power	1,047	854	3,083	2,662
Revenues, net of purchased power	1,145	1,080	3,306	3,203

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company’s role in ensuring a resilient and sustainable energy system; the Medium-Term Notes program; expectations regarding the Company's financing activities; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Interim Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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